August 4, 2009

VIA EDGAR AS A “CORRESPONDENCE”

William Thompson Accounting Branch Chief Division of Corporation Finance Securities and Exchange Commission 100 F Street, NE Mail Stop #3561 Washington, DC 20549

RE:	Great Plains Energy Incorporated
Form 10-K for Fiscal Year ended December 31, 2008, Filed February 27, 2009
(the “2008 10-K”)
Form 10-Q for Fiscal Quarter Ended March 31, 2009, Filed May 11, 2009 (the “10-Q”)
File No. 001-32206

Dear Mr. Thompson:

Great Plains Energy Incorporated (“Great Plains Energy” or the “Company”) is submitting this letter in response to the written comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter dated July 14, 2009 (the "Comment Letter"), with respect to the filings referenced above.

The Company has responded to all of the Staff's comments.  The Company's responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold prior to the Company's response.  Capitalized terms used but not defined in this letter shall have the meanings given to such terms in the referenced filings.

All page number references in the Company's responses correspond to the page numbers included in the referenced filing.

Form 10-K for the Year Ended December 31, 2008

Item 8. Consolidated Financial Statements, page 57

Notes to Consolidated Financial Statements, page 69
Note 14, Common Shareholders’ Equity

1.
In future filings please disclose the amount of consolidated retained earnings or net income restricted or free of restrictions with respect to the payment of dividends.  Refer to Rule 4-08(e)(1) of Regulation S-X.  In addition, please disclose the amount of

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restricted net assets, as defined in Rule 4-08(3) of Regulation S-X, of unconsolidated subsidiaries and consolidated subsidiaries as of the end of the most recently completed fiscal year.  Refer to paragraph Rule 4-08(e)(3)(ii) of Regulation S-X.

Rule 4-08(e)(1) Discussion
As disclosed in Note 14. Common Shareholders’ Equity of the 2008 10-K, Great Plains Energy’s articles of incorporation restrict the payment of common stock dividends in the event common equity is 25% or less of total capitalization, and Great Plains Energy is subject to regulatory agreements to maintain consolidated common equity of at least 30% of total capitalization.  Great Plains Energy also disclosed in Note 12.  Short-Term Borrowings and Short-Term Bank Lines of Credit of the 2008 10-K, a covenant in its revolving credit facility requiring the maintenance of a consolidated indebtedness to consolidated capitalization ratio of not more than 0.65 to 1.00.  In May 2009, Great Plains Energy issued equity units, which restricts its ability to pay dividends in certain situations; this matter will be disclosed per Rule 4-08(e)(1) in future filings.

Great Plains Energy supplementally advises the Staff that as of December 31, 2008 and March 31, 2009, none of these items had the effect of limiting the amount of dividends that could be paid out of Great Plains Energy’s consolidated retained earnings account.  In future filings, Great Plains Energy will explicitly state the amount of consolidated retained earnings or net income and subsidiary net assets restricted or free of restrictions with respect to the payment of dividends.

Please see the form of disclosure at the end of this response, which Great Plains Energy anticipates including in future filings, including its Quarterly Report on Form 10-Q for the quarter ended June 30, 2009.

Rule 4-08(e)(3) Discussion
This Rule requires disclosure when the restricted net assets of consolidated and unconsolidated subsidiaries and the parent’s equity in the undistributed earnings of 50 percent or less owned persons accounted for by the equity method together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.  The Rule defines “restricted net assets” as that amount of the registrant’s proportionate share of net assets (after intercompany eliminations) reflected in the balance sheets of its consolidated and unconsolidated subsidiaries as of the end of the most recent fiscal year which may not be transferred to the parent company in the form of loans, advances or cash dividends without the consent of a third party.

As disclosed in Notes 12 and 14 to the 2008 10-K, there are certain restrictions and covenants pertaining to Great Plains Energy’s public utility subsidiaries, Kansas City Power & Light Company (“KCP&L”) and KCP&L Greater Missouri Operations Company (“GMO”).  Under the Federal Power Act, these subsidiaries generally may not pay dividends in excess of retained earnings, and KCP&L has agreed with its state regulatory commissions to maintain consolidated common equity not less than 35% of total capitalization.  Each of KCP&L’s and GMO’s credit agreement contains a covenant, like that contained in Great Plains Energy’s credit agreement, to maintain a consolidated indebtedness to consolidated capitalization ratio of not more than 0.65 to 1.00.

The non-utility subsidiaries of Great Plains Energy provide an insignificant amount of net assets, which is not subject to restrictions.  KCP&L’s subsidiaries as well provide an insignificant amount of net assets to it, which is not subject to restrictions.

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Great Plains Energy supplementally advises the Staff that the restricted net assets of Great Plains Energy’s subsidiaries as of December 31, 2008 and March 31, 2009, were $2,333.7 million and $2,374.6 million, respectively.

Future Filings Disclosure
Great Plains Energy will make the following form of disclosure in future filings, if true as of the date of such filings.  Great Plains Energy notes that, as KCP&L is a separate registrant, the disclosure refers to both Great Plains Energy and KCP&L.

Great Plains Energy’s articles of incorporation restrict the payment of common stock dividends in the event common equity is 25% or less of total capitalization.  In addition, if preferred stock dividends are not declared and paid when scheduled, Great Plains Energy could not declare or pay common stock dividends or purchase any common shares.  If the unpaid preferred stock dividends equal four or more full quarterly dividends, the preferred shareholders, voting as a single class, could elect the smallest number of directors necessary to constitute a majority of the full Great Plains Energy board of directors.  The MPSC and KCC orders issued in 2001 authorizing the holding company structure contain conditions requiring Great Plains Energy and KCP&L to maintain consolidated common equity of at least 30% and 35%, respectively, of total capitalization. Under the Federal Power Act, KCP&L and GMO generally can pay dividends only out of retained earnings.  The revolving credit agreements of Great Plains Energy, KCP&L and GMO contain a covenant requiring each company to maintain a consolidated indebtedness to consolidated capitalization ratio of not more than 0.65 to 1.00.  These restrictions do not use the same definition of “total capitalization”.  In addition, Great Plains Energy is prohibited from paying dividends on its common and preferred stock in the event equity unit contract payments or interest payments on the debt underlying the equity units are deferred until such deferrals have been paid.

As of [end of applicable period], all of Great Plains Energy’s and KCP&L’s retained earnings and net income were free of restrictions.  As a result of the above restrictions, Great Plains Energy’s subsidiaries had restricted net assets of approximately $XX as of [end of applicable period].  The restrictions are not expected to affect the companies’ ability to pay dividends at the current level in the foreseeable future.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Item 1.  Consolidated Financial Statements, Page 5

2.
We note that your market capitalization is significantly below the carrying value of your net assets and has been for consecutive quarters.  Please tell us whether you performed an interim impairment test of goodwill.  If not, please explain to us how you analyzed the difference to conclude that an impairment test was not necessary.  Please explain any qualitative and quantitative factors you considered.  If you performed an interim impairment test of goodwill please provide us with a summary of the results, including the results of step two.

On July 14, 2008, Great Plains Energy completed the acquisition of Aquila, Inc. (subsequently renamed KCP&L Greater Missouri Operations Company and referred to as “GMO”).  As disclosed in Note 2 to the financial statements included in the March 31, 2009, 10-Q, the factors

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that contributed to a purchase price that resulted in goodwill were strategic considerations and significant cost savings and synergies including: expanded regulated electric utility business; adjacent regulated electric utility territories; increased GMO financial strength and flexibility; improved reliability and customer service and disposition of non-strategic gas operations.  As a result of the transaction, the Company recorded $158 million of goodwill (balance at June 30, 2009) associated with its $1.7 billion acquisition of GMO.  The Company’s Total Assets at June 30, 2009, are $8.1 billion, with Goodwill representing just under 2% of Total Assets.

In accordance with paragraph 28 of  SFAS No. 142, the Company considered whether there were any events or circumstances during 2009 that would more likely than not reduce the fair value of any of the reporting units below their carrying amounts, which would necessitate an interim goodwill impairment test.  Management concluded that there were none.  In considering market capitalization, management attributes the Company’s decline primarily to the general stock market decline resulting from the capital and credit market volatility and disruptions taking place in the United States and globally, and not any fundamental change in the Company’s strategic considerations and significant cost savings noted above as factors contributing to the purchase price for GMO.

In support of its evaluation of the Company’s stock price decline, management reviewed the Company’s stock price decline from March 31, 2008 to March 31, 2009 as compared to the overall declines of the following market indicators:

	3/31/2008	3/31/2009	Variance
Great Plains Energy	24.65	13.47	-45.35%
Dow Jones Utilities Average	479.00	329.37	-31.24%
Dow Jones Industrial Average	12,262.89	7,608.92	-37.95%
S&P Utilities Average	37.94	25.55	-32.66%
PHLX Utilities Index	508.12	349.47	-31.22%

Management assessed the Company’s higher percentage decline in stock price over the period from March 31, 2008 to March 31, 2009 and determined that the higher percentage decline in stock price was a direct result of its February 10, 2009, announcement of a 50% reduction in its annual common stock dividend.  Management qualitatively analyzed the impact of the dividend reduction on stock price, as described below, and concluded that the dividend reduction does not reflect an event or circumstance that would more likely than not reduce the fair value of any reporting unit below its carrying amount.

Qualitative Analysis of the 50% reduction in the common dividend
The dividend is an important factor for many investors in the Company.  The Company’s dividend had historically been high for the utility industry, resulting in a dividend yield that was the highest in the industry at year-end 2008, with the 2009 dividend payout ratio, based on Wall Street analysts’ average forecast of the Company’s 2009 earnings, also projected as the highest in the industry before the dividend reduction.  Management believes that the dividend reduction brings the Company’s dividend pay-out ratio and yield in line with the rest of the electric utility industry.  In addition, the dividend reduction is expected to free up approximately $100 million in cash per year that can be used to reinvest in the growth of the Company’s regulated utilities.  Considerations in making the dividend reduction included enhancing the Company’s earnings profile, improving cash flow and credit position, reducing the need to access capital markets and positioning the Company for future growth.  The Company is in a significant construction

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program, the driver of the key risks qualitatively considered by management as additional factors temporarily impacting investors’ investment decisions in the Company’s common stock, as more fully discussed below.  The construction program, as projects are completed, is adding significant rate base in the Company’s regulated jurisdictions that will provide revenue growth and earnings potential for the regulated utilities in the coming years, and is expected to alleviate the impact on the Company’s common stock price discussed in the key risks qualitative analysis.

Discussion of Additional Qualitative Analysis at March 31, 2009

While regulated recovery rates and approved rate of returns allow for more predictable and steady streams of revenues and cash flows, management believed there was investor uncertainty regarding regulatory treatment at March 31, 2009, as the Company had five pending rate cases with an aggregate annual revenue increase request of $257.5 million.  Further, the Company has indicated that it will also file revenue increase requests for rates to be effective in late 2010 in order to begin recovery on its investment in Iatan No. 2, a new base load generating plant.  Additionally, the Company projected synergies of $643 million over five years as described on pages 132-134 of its Amendment No. 3 to Form S-4 regarding the acquisition of GMO, filed August 24, 2007 (registration no. 333-142715), and management believed there was investor uncertainty still at March 31, 2009, in regard to the Company’s ability to achieve its expected level of synergy savings.  Finally, management believed there was investor uncertainty  surrounding the Company’s ability to complete the remainder of its significant construction program on time and within budget and, with the turmoil in the global financial markets, the Company’s ability to access the capital markets to continue financing the construction program.

At March 31, 2009, management qualitatively assessed additional factors which it believes have likely contributed to the decline in the Company’s stock price to determine whether there had been the occurrence of an event or change in circumstance that would warrant testing goodwill for potential impairment.  Management assessed the four key risks which it believes create investor uncertainty in the Company’s stock: 1) execution risk of the Company’s ongoing construction program; 2) financing risk in relation to liquidity and ability to access the credit markets with significant construction projects underway; 3) execution risk with the ongoing operational integration of Aquila and achievement of identified synergies; and 4) regulatory risk in relation to the outcomes of pending revenue increase requests by the Company’s two regulated public utilities as well as the next expected rate cases for inclusion of Iatan No. 2 in rate base.

Summaries of the analysis of these four key risks as documented by the Company during its March 2009 assessment are as follows:
1.
Construction program execution risk.  Starting in 2005, the Company began a comprehensive construction program that, when concluded in 2010, will add approximately $2 billion in long-term utility assets to the Company’s balance sheet.  Progress on the two primary remaining construction projects – the Iatan No. 1 environmental improvements project and construction of Iatan No. 2 - continued to be positive.  The outage required at Iatan No. 1 to complete and place in-service the environmental improvements project was completed and the assets were placed in-service early in the second quarter 2009 for inclusion in the currently filed rate cases.  Engineering for the Iatan No. 2 project reached 90% complete and the construction management team was in the process of completing an updated cost and schedule assessment, as is customary for construction projects of this nature.  As of March 31, 2009, management was not aware of any indications that any material adjustments would be required to the total cost range that was disclosed in the second quarter of 2008 and Iatan No. 2 remained on schedule to be on-line in the summer of 2010.

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2.
Financing risk.  Although challenged in 2009 by the same economic factors impacting others in the industry and across the country, management was confident that the Company had the liquidity needed to run its business for an extended period of time.  Factors considered were:

            • Current short-term credit liquidity in excess of $1.1 billion;
• Continued access to commercial paper market for KCP&L;
•	Significant reductions to budgeted 2009-10 capital expenditures through extensive review of plans;
•	Insignificant debt refinancing requirements over the next 24 months
• Terms of revolving credit facilities extend to mid-2011; and
•	KCP&L was able to access the debt market and issue $400 million of long-term debt in March 2009.
3.
GMO acquisition execution risk.  Through March 31, 2009, management identified expected synergies of approximately $668 million over the first five years after acquisition.  Management identified additional utility operational synergies to be pursued over the coming months that, if achieved at expected levels, would increase total expected synergies over the first five years after the acquisition.

4.
Regulatory risk.  Historically, both of the Company’s utilities have received fair treatment from the regulators in all rate jurisdictions.  While the pending rate increases were significant, management believed that the outcomes of the cases would be positive.  The factors for management’s belief included the following: a substantial portion of the requested rate increases is due to significant plant being placed in-service as a result of environment upgrades at existing generating facilities and the inclusion of natural gas-fired turbines in rate base consistent with the results of an integrated resources plan; recovery of increasing operations and maintenance costs, which are consistent with the current rising cost environment being experienced across the country; and the requested return on equity in the cases was consistent with a past rate order, as well as with recently stipulated and ordered rates received by other electric utilities in the Company’s state jurisdictions.

Stock Price Considerations at June 30, 2009
Over the second quarter of 2009, the Company’s stock price per share incrementally improved over the period closing on June 30 just over $2 per share higher than the April 1 close price.  This increase in stock price occurred even with the issuance of 11.5 million of common shares in a May 2009 issuance.  Management concluded that, with the improvement occurring in the market capitalization, no event or circumstance had occurred in the period that indicated a reduction in fair value.

Update of Additional Qualitative Analysis at June 30, 2009
Summaries of the updates to the analysis of these four key risks as documented by the Company during its June 2009 assessment are as follows:
1.
Construction program execution risk.   An updated cost and schedule assessment was completed.  The updated assessment recommended a 2.5% increase to the bottom end of the previously disclosed cost range for Iatan 2, with no change to the top end of the previously disclosed range.  Additionally, the assessment recommended a schedule for completion that projects Iatan No. 2 to be on-line late summer of 2010.

2.	Financing risk. The Company was able to access the capital market in May 2009 raising gross proceeds of $448.5 million.

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3.
GMO acquisition execution risk.  Through June 30, 2009, management has identified additional utility operational synergies and the updated expectation is to achieve approximately $695 million over the first five years after acquisition.  Additionally, for the first six months of 2009, GMO accounted for 33% percent of the Company’s electric utility segment revenues of $900 million and 27% of the $25.3 million increase in electric utility segment earnings to $50.2 million

4.
Regulatory risk. The state commissions approved stipulations and agreements in all of the Company’s pending rate cases, with increased rates effective in the third quarter of 2009.  The aggregate annual revenue increase for the Company is $218 million, or approximately 85% of the aggregate requests.

As indicated earlier in this response, management concluded at March 31, 2009, and again at June 30, 2009, that no event or change in circumstances has occurred that would more likely than not reduce the fair value of any reporting unit below its carrying amount, and thus no interim impairment test was required.

Management will continue its assessment process.  If and when the assessment concludes that an event or change in circumstances has occurred that would more likely than not reduce the fair value of any reporting unit below its carrying amount, the Company will conduct an interim impairment test and appropriately record and disclose the impairment, if any, resulting from such test.  Additionally, management will conduct its next annual goodwill impairment test in September 2009.

*           *           *           *           *

Great Plains Energy acknowledges that: it is responsible for the adequacy and accuracy of the disclosures in its filings; staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filings; and Great Plains Energy may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please telephone the undersigned at (816) 556-2608 if you have any questions or need any additional information.

Very truly yours,

/s/  Mark G. English

Mark G. English
Assistant General Counsel and Assistant Secretary

cc:           Michael J. Chesser
Chairman of the Board and Chief Executive Officer
Great Plains Energy and KCP&L

William H. Downey
President and Chief Operating Officer
Great Plains Energy and KCP&L

Securities and Exchange Commission

Terry Bassham
Executive Vice President – Finance and Strategic Development
  and Chief Financial Officer, Great Plains Energy and KCP&L